Form 99.35 Summary of Changes to Form SBSE

Change #1:

On **Schedule A of Form SBSE-Direct Owners and Executive Officers**

Replace Stephen Lasota -Chief Financial Officer with Matthew Fludgate-Chief Financial Officer:

7. (a) In the "Control Person" column, enter "Yes" if person has control as defined in the instructions to this form, and enter "No" if the person does not have control. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons". (b) In the "PR " column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.										
Full Legal Name (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD and/or IARD No. and/or foreign business No. if None IRS No	UIC, if any	Official Use Only
			MM	YYYY			PR			
Fludgate, Matthew, Barrington		Chief Financial Officer	01	2022	NA	Yes		5061803		
	For individuals not presently registered through CRD or IARD, describe prior investment-related experience (e.g. for each prior position-employer, job title, and dates of service:									

Change #2:

Section IV Item 11A of Form SBSE Schedule D-included description of arrangement with respect to books and records

Section IV	Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings
(Check one) [x] Item 11A [ ] Item 11B [ ] Item 12A [ ] Item 12B Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.	

Firm or Organization Name Proofpoint		SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 829 Ross Dr. Sunnydale, CA 94089		Effective Date MM DD YYYY 3/29 /2018	Effective Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Effective Date MM DD YYYY / /
Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary. Proofpoint maintains electronic communications for the applicant			

For ITEM 12A ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).

Change #3:

Section IV Item 11B of Form SBSE Schedule D-included description the nature of the execution, trading, custody, clearing or settlement arrangement for 3 of 6 entities (provided below). The other 3 entities already contained a description in an additional document provided in the initial registration form dated 10-27-2021.

Section IV	Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings
(Check one) [ ] Item 11A [x] Item 11B [ ] Item 12A [ ] Item 12B Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.	

Firm or Organization Name Cowen and Company, LLC	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) 7616	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 599 Lexington Ave. New York, NY 10022	Effective Date MM DD YYYY 03 /29 /2018	Effective Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	

Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY	Effective Date MM DD YYYY
	/ /	/ /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary.

Cowen and Company, LLC provides execution, trading, custody, clearing and settlement services to the applicant

Section IV	Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

(Check one) [] Item 11A [x] Item 11B [ ] Item 12A   [ ]   Item 12B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name ATM Execution LLC	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) 122529	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 599 Lexington Ave. New York, NY 10022	Effective Date MM DD YYYY 03 /29 /2018	Effective Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	

Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY	Effective Date MM DD YYYY
	/ /	/ /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary.

ATM provides execution services via trading algorithms to the applicant as well as sources stock borrow from it's affiliate to conduct arranged financing.

Section IV	Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

 (Check one) [] Item 11A [x] Item 11B [ ] Item 12A   [ ] Item 12B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Bank of New York Mellon	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) UIC: HPFHU0OQ28E4N0NFVK49	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 240 Greenwich Street 4th Floor New York, NY 10286	Effective Date MM DD YYYY 11 /15 /2018	Effective Date MM DD YYYY / /

Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Effective Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary.

Third party custodian for swap collateral